

February 18, 2014

Via Email
Mr. Mark R. Bachmann
Executive Vice President
Zep, Inc.
1310 Seaboard Industrial Boulevard
Atlanta, Georgia 30318-2825

> **Re:** **Zep, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2013**
> **Filed November 5, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed November 19, 2013**
> **File No. 1-33633**

Dear Mr. Bachmann:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2013

1. We note that you filed an Item 5.03 Form 8-K on January 7, 2014 to report your amended by-laws to include a forum selection clause. In future filings, please disclose that although you have included a choice of forum clause in your amended by-laws, it is possible that a court could rule that such provision is inapplicable or unenforceable. Please also tell us what consideration you gave to including a risk factor discussing the effects of such a provision on your stockholders, including the possibility that the exclusive forum provision may discourage lawsuits against your officers and directors.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 22

Performance-Based Annual Incentives, page 25

2.   We note that although both financial performance metrics, net income and EBITDA margin, used to calculate non-equity incentive compensation remained fairly equal from fiscal 2012 to 2013, non-equity incentive compensation increased by over 400% for each of your named executive officers during this period. The increase in this compensation was due primarily to the material decrease in the threshold, target, and maximum amounts for these financial performance metrics from fiscal 2012 to 2013. In future filings, please discuss the material reasons why your compensation committee decided to significantly decrease these amounts. In your supplemental response, please show us what your disclosure would have looked like in response to this comment.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact David Korvin, Staff Attorney, at (202) 551-3246, Pamela Long, Assistant Director, at (202) 551-3765, or me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief